EXHIBIT A



Third Quarter Press Release

PLANNING SCIENCES INTERNATIONAL REPORTS RECORD REVENUES, TENFOLD INCREASE IN NET INCOME

LONDON, November 7, 1996 - Planning Sciences International (Nasdaq: PLNSY) the international supplier of software for business planning and decision making, today reported record net income of $625,000, or $0.06 per share, and record revenues of $6.4 million in the third quarter of 1996.

The comparable totals for the third quarter of 1995 were net income of $66,000, or $0.01 per share, and revenues of $3.9 million. Primarily as the result of an April 1996 initial public offering, the weighted average number of shares outstanding was 11.2 million in this year's third quarter, 8.7 million in the third quarter of 1995.

In the nine months ending on September 30, 1996, Planning Sciences International had net income of $1.5 million, or $0.15 per share, and revenues of $17.7 million. This compares with net income of $564,000, or $0.07 per share, and revenues of $12.0 million in the first three quarters of last year.

Paul Rolph, Chairman and Chief Executive Officer, noted that license revenue associated with the company's Gentia software was 90% higher in this year's third quarter than in the comparable period of 1995.

"This is particularly gratifying in light of the fact that the summer months are traditionally the most challenging in our business," Mr Rolph said. "It further demonstrates the competitive strength of our product and the increased market penetration that our sales and marketing organization is achieving worldwide."

Third quarter 1996 achievements by Planning Sciences International included:


{bullet} An agreement under which Planning Sciences' on-line analytical processing (OLAP) technology is being integrated into the enterprise business software applications of the Baan Company.

{bullet} Acquisition by Planning Sciences of its distributors in Germany and the Benelux countries.

{bullet} Expansion of the Company's international distributor agreements in Europe, Asia and South America.


ABOUT THE COMPANY

Planning Sciences International plc, NASDAQ flotation April 30, 1996, focuses on the development of the Enterprise Decision Support System, Gentia. The global headquarters of the company is in London. Planning Sciences, Inc., has offices in Boston, Denver, Atlanta, Los Angeles and San Francisco, in the USA. The group also has offices in Australia, Hong Kong, South Africa, Belgium and the Netherlands.

Gentia is a high performance client/server decision support system for complex business analysis and reporting. Gentia applications are deployed using a distributed agent based architecture which ensures delivery of key information to the desktop of decision makers throughout an organization.

Gentia has more than 300 corporate and public sector clients including News International, Motorola, Barclays Bank, Volvo and Walt Disney.

Internet users can obtain further information on Planning Sciences via the Planning Sciences home page: http://www.gentia.com.


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


PLANNING SCIENCES INTERNATIONAL REPORTS RECORD REVENUES,
TENFOLD INCREASE IN NET INCOME

This news release contains statements of a forward-looking nature relating to the financial performance of Planning Sciences International. Such statements are based upon the information available to management at this time, and they necessarily involve risk because actual results could differ materially from current expectations. Among the many factors that could cause actual results to differ from those set forth in the company's forward-looking statements are changes in general economic conditions, actions taken by customers or competitors, and the receipt of more or fewer orders than expected.
















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




                       PLANNING SCIENCES INTERNATIONAL PLC
                 Condensed Consolidated Statement of Operations
                                   (Unaudited)


                                                          Three months ended                 Nine months ended

                                                      September 30,   September 30,   September 30,   September 30,
                                                          1996            1995            1996            1995

                                                               (in thousands, except per share amounts)
                                                          US$                US$             US$              US$
Revenues:
                  License                               4,091              2,151          11,370            7,357
                  Services and other                    2,327              1,728           6,355            4,627
                                                     ---------         ----------       ---------       ----------
                                                        6,418              3,879          17,725           11,984
                                                     ---------         ----------       ---------       ----------

         Cost of revenues
                  License                                 388                 63             599              148
                  Services and other                    1,218              1,014           3,525            2,619
                                                     ---------         ----------       ---------       ----------
                                                        1,606              1,077           4,124            2,767
                                                     ---------         ----------       ---------       ----------

                  Gross profit                          4,812              2,802          13,601            9,217

         Operating expenses
                  Sales and marketing                   2,405              1,310           6,786            4,083
                  Research and development                794                430           2,166            1,218

                  General and administrative              962                937           2,836            2,933

                                                     ---------         ----------       ---------       ----------
Total operating expenses                                4,161              2,677          11,788            8,234
                                                     ---------         ----------       ---------       ----------

         Income from operations                           651                125           1,813              983
         Other income (expense)                           341               (21)             608             (88)
                                                     ---------         ----------       ---------       ----------
Income before provision for taxes                         992                104           2,421              895
         Provision for income taxes                       367                 38             896              331
                                                     ---------         ----------       ---------       ----------
Net income                                                625                 66           1,525              564
                                                     ---------         ----------       ---------       ----------

         Net income per share                           $0.06              $0.01           $0.15            $0.07

         Weighted average shares outstanding           11,206              8,734          10,238            8,455



                             See accompanying notes



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



                       PLANNING SCIENCES INTERNATIONAL PLC
                      Condensed Consolidated Balance Sheets

                                                                             September 30,      December 31,
                                                                                  1996              1995
                                                                              (unaudited)         (audited)
                                                                                      (in thousands)

                                                                                    US$                US$
Assets
         Current assets:
                  Cash and cash equivalents                                      26,264              2,280
                  Accounts receivable, net of allowances                          6,486              4,001
                  for doubtful accounts of $273 at September 30, 1996
                  (December 31, 1995 - $290)
                  Prepaid expenses and other current assets                         832                381
                                                                             -----------         ----------
Total current assets                                                             33,582              6,662
                                                                             -----------         ----------

         Property and equipment, net                                              1,868              1,093
         Goodwill on acquisition                                                  3,407                  -
                                                                             -----------         ----------
Total assets                                                                     38,857              7,755
                                                                             -----------         ----------

         Liabilities and shareholders' equity

         Current liabilities:
                  Bank overdraft                                                      -                391
                  Current portion of lease obligations                              186                 84
                  Accounts payable                                                1,281                546
                  Taxes payable                                                   1,278                310
                  Accrued liabilities                                             1,508              1,030
                  Deferred revenues                                               2,843              1,967
                  UK value added tax                                                (3)                373
                  Other accounts payable                                            680                355
                                                                             -----------         ----------
Total current liabilities                                                         7,773              5,056

         Non current liabilities:
                  Deferred taxation                                                  34                 34
                  Long-term portion of lease obligations                            228                175
                                                                             -----------         ----------
Total liabilities                                                                 8,035              5,265

         Shareholder's equity:
                  Ordinary shares                                                 2,027              1,565
                  Preference shares                                                   -                  -
                  Additional paid-in capital                                     27,085                715
                  Retained earnings                                               1,803                278
                  Minority interest                                                   -                  -
                  Cumulative translation adjustment                                (93)               (68)
                                                                             -----------         ----------
Total shareholders' equity                                                       30,822              2,490
                                                                             -----------         ----------
Total liabilities and shareholders' equity                                       38,857              7,755
                                                                             -----------         ----------




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